PAUL
HASTINGS

1(404) 815-2307
jacobstewart@paulhastings.com

March 14, 2019

TOPPAN MERRILL
1325 Avenue of the Americas, 33rd Floor
New York, NY 10019

Re: Lexington Realty Trust (Commission File No. 1-12386)

Ladies and Gentlemen:

We are writing on behalf of Lexington Realty Trust, a Maryland real estate investment trust (the "Company"), in connection with the Company's post-effective amendment to a shelf registration statement on Form S-3 (File No. 333-223257) (as amended, the "S-3 Registration Statement") filed on March 13, 2019.

When submitted for filing, the incorrect filing type code of "POS AM" was used for the filing instead of "POS ASR." The Company requests that the "POS AM" filing from March 13, 2019 be withdrawn in order for the Company to re-file as a "POS ASR" filing.

The Company has authorized us to make the statements set forth in this letter on behalf of the Company.

Sincerely,

Jacob Stewart
of PAUL HASTINGS LLP

JJS